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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24062

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/12 (MM/DD/YY) AND ENDING 07/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hugo Marx & Co. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 South 29th Street
(No. and Street)

Birmingham (City) Alabama (State) 35233 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

V. Hugo Marx, III 205-324-4534 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Byrd, Smalley & Adams, PC
(Name – *if individual, state last, first, middle name*)

237 Johnston Street, SE (Address) Decatur (City) Alabama (State) 35601 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 01 2013
REGISTRATIONS BRANCH
16

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CD 10/2/13

CD 10/10/13

OATH OR AFFIRMATION

I, V. Hugo Marx, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hugo Marx & Co., Inc., as of July 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public Exp. 6/26/15

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hugo Marx & Co., Inc.

Annual Report
Form X-17A-5

July 31, 2013

Byrd, Smalley
& Adams, P.C.
Certified Public Accountants & Consultants

Hugo Marx & Co., Inc.

ANNUAL REPORT

FORM X-17-A

July 31, 2013

Hugo Marx & Co., Inc.

TABLE OF CONTENTS

Byrd, Smalley
& Adams, P.C.
Certified Public Accountants & Consultants

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street S.E.
Post Office Box 2179
Decatur, AL 35602-2179

www.byrdsmalley.com

Timothy A. Smalley, CPA
John R. Adams, CPA
Larry O. Byrd, CPA
Kerry A. Burroughs, CPA
Daphne L. Baker, CPA
Shannon C. Dunaway, CPA
Lisa A. Nuss, CPA
James B. Cole, CPA

Independent Auditor's Report

Board of Directors
Hugo Marx & Co., Inc.
Birmingham, Alabama

Report on the Financial Statements
We have audited the accompanying statements of financial condition of Hugo Marx & Co., Inc. as of July 31, 2013, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hugo Marx & Co., Inc. as of July 31, 2013, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 10-14 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 10-14 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 10-14 is fairly stated in all material respects in relation to the financial statements as a whole.

Byrd, Smalley & Adams, P.C.

Decatur, Alabama
September 26, 2013

Hugo Marx & Co., Inc.

STATEMENT OF FINANCIAL CONDITION

July 31, 2013

ASSETS

Current Assets	
Cash	$ 223,827
Deposits	795
Deferred tax asset	56,783
Total Current Assets	281,405
Fixed Assets	
Equipment, net of depreciation	2,099
TOTAL ASSETS	$ 283,504

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accounts payable and accrued liabilities	$ 72
Total Current Liabilities	72
Stockholders' Equity	
Common Stock, $1,000 par value;	
100 shares authorized and issued, 51 shares outstanding	100,000
Treasury Stock, at cost	(391,017)
Additional paid-in capital	549,540
Retained Earnings	24,909
Total Stockholders' Equity	283,432
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 283,504

The accompanying notes are an integral part of these financial statements

Hugo Marx & Co., Inc.

STATEMENT OF INCOME

For the year ended July 31, 2013

INCOME	$ -
OPERATING EXPENSES	
Employee compensation and benefits	15,399
Office Expenses	22,228
Occupancy and equipment costs	7,844
Regulatory fees and other expenses	19,360
TOTAL OPERATING EXPENSES	64,831
INCOME FROM OPERATIONS	(64,831)
OTHER INCOME (EXPENSES)	
Loss on sale of assets	(92)
Interest expense	-
TOTAL OTHER INCOME	(92)
INCOME BEFORE INCOME TAXES	(64,923)
PROVISION FOR INCOME TAXES	-
NET INCOME (LOSS)	$ (64,923)

The accompanying notes are an integral part of these financial statements.

Hugo Marx & Co., Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended July, 2013

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholder's Equity
Balance at July 31, 2012	$ 100,000	$ 549,540	$ 89,832	$ (391,017)	$ 348,355
Net loss	-	-	(64,923)	-	-
Balance at July 31, 2013	$ 100,000	$ 549,540	$ 24,909	$ (391,017)	$ 348,355

The accompanying notes are an integral part of these financial statements.

Hugo Marx & Co., Inc.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

For the year ended July 31, 2013

Balance, Beginning of Period	$ -	$ -
Increases (Decreases)	-	-
Balance, End of Period	$ -	$ -

The accompanying notes are an integral part of these financial statements.

Hugo Marx & Co., Inc.
STATEMENT OF CASH FLOWS
For the year ended July 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (loss)	$	(64,923)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		1,365
Loss on sale of assets		92
Increase (decrease) in accounts payable		1
Total adjustments		1,458
Net cash provided (used) by operating activities		(63,465)
Net increase (decrease) in cash and cash equivalents		(63,465)
Cash and cash equivalents at beginning of year		287,292
Cash and cash equivalents at end of year	$	223,827
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1 ORGANIZATION AND NATURE OF BUSINESS

Hugo Marx & Co., Inc. (Company) is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company is an Alabama corporation and is located in Birmingham, Alabama. The Company's operations consist of buying and selling securities for its customers and its own account and certain underwriting and other brokerage activities.

The Company's broker dealer operations do not carry security accounts for customers or perform custodial functions relating to customer securities. The Company clears all transactions through another broker dealer.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The Company prepares its financial statements using U.S. generally accepted accounting principles (GAAP) on the accrual basis.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to makes estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition: Security transactions and related gains, losses and expenses are recorded on a settlement date basis by the Company. To conform to GAAP, the audited financial statements are adjusted to trade date accounting, where appropriate. Rental income and interest income is recognized when earned.

Cash and Cash Equivalents: For the purposes of cash flows, the Company considers all short-term investments with a maturity of three months or less to be cash equivalents. As of July 31, 2013, there were no cash equivalents.

Property and Equipment: Property and equipment are stated at cost, less accumulated depreciation. Maintenance and repairs are charged to expense as incurred, and renewals and betterments are capitalized and depreciated over the estimated useful lives of the related assets. Depreciation for furniture, fixtures and equipment is provided on a straight-line basis over the estimate useful lives of the assets.

Advertising: The Company follows the policy of charging the costs of advertising to expense as incurred.

Income Taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued): The guidance on uncertainty in income taxes addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognized the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest, and penalties on income taxes, and accounting in interim periods.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of July 31, 2013. The Company is not subject to examination by federal and Alabama tax authorities for year prior to fiscal year 2010.

NOTE 3 PROPERTY AND EQUIPMENT

Property and equipment consists of the following at July 31, 2013:

Furniture & Fixtures	$ 33,970
Less: Accumulated Depreciation	(31,871)
Total Property and Equipment	$ 2,099

NOTE 4 CONCENTRATIONS OF CREDIT RISK

The Company maintains bank balances at a financial institution located in Birmingham, Alabama. The Federal Deposit Insurance Company (FDIC) insures accounts up to $250,000 at each institution. At July 31, 2013, the company had no uninsured deposits.

NOTE 5 INCOME TAXES

The Company uses the cash basis method of accounting for income tax purposes and the accrual basis method for financial reporting purposes.

The current and deferred (if material) portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB ACS 740 are as follows:

	2013
Current	
Federal	$ 9,810
State	4,162
Valuation allowance	(13,972)
Total Current Income Tax	-

NOTE 5 INCOME TAXES (CONTINUED)

Deferred Tax Assets		
Net operating loss carryforwards		152,489
Valuation Allowance		(95,310)
Total Deferred Tax Assets		57,179
Deferred Tax Liabilities: Property & Equipment	$	(396)
Net deferred tax asset	$	56,783

The Company's effective income tax rate is composed of a federal rate of 16.5% and a state rate of 6.5% for a total of 23%.

The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.

The Company's federal and state income tax returns are subject to audit, generally for a period of three years from the date they were filed.

NOTE 6 RELATED PARTY TRANSACTIONS

The Company leases office space under a noncancelable operating lease from a related party through common ownership. Aggregate minimum future lease commitments are as follows:

Year ending July 31		
2014	$	20,400
2015		20,400
2016		5,667
	$	46,467

Rent expense for the year ended July 31, 2013 is $20,400 and is included in office expenses in the accompanying statement of operations.

NOTE 7 NET CAPITAL REQUIREMENTS

As a registered broker dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At July 31, 2013, the Company had net capital of $222,544, which was $122,544 in excess of the minimum capital required.

NOTE 8 SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 26, 2013, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Hugo Marx & Co., Inc.
COMPUTATION OF NET CAPITAL
July 31, 2013

Total stockholders' equity from Statement of Financial Condition	$ 283,432
Add liabilities subordinated to claims of general creditors	-
Total stockholders' equity qualified for Net Capital	283,432
Deductions and/or changes:	
Nonallowable assets from Statement of Financial Condition	
Cash on hand	1,211
Property and equipment, net	2,099
Deposits	795
Deferred tax asset	56,783
Total nonallowable assets from Statement of Financial Condition	60,888
Net Capital, before haircuts on securities positions	222,544
Haircut on securities: other securities	-
Net Capital (Deficit)	222,544
Net Capital Requirement	100,000
Excess (Deficit) Net Capital	$ 122,544

See accountants' report and notes to the financial statements.

Hugo Marx & Co., Inc.

COMPUTATION OF AGGREGATE INDEBTEDNESS

July 31, 2013

Total liabilities from Statement of Financial Condition	$	72
Less: Non-Aggregate Indebtedness		-
Total Aggregate Indebtedness	$	72

See accountants' report and notes to the financial statements.

Hugo Marx & Co., Inc.
RECONCILIATION OF NET CAPITAL
July 31, 2013

Line	Description	As Originally Reported	As Audited	Difference	Explanation
STATEMENT OF FINANCIAL CONDITION					
14	Property, net of depreciation	2,305	2,099	206	Additional depreciation and write off old assets
STATEMENT OF INCOME					
27	Other Expenses	300	506	(206)	Additional depreciation and loss on write off old assets

NET CAPITAL COMPUTATION: As a result of the above modifications, net capital increased by $0.

See accountants' report and notes to the financial statements

Hugo Marx & Co., Inc.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

July 31, 2013

The firm of Hugo Marx & Co., Inc. is exempt from SEC Rule 15c3-3 under section K(2)(i) inasmuch as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities for or owe money or securities to customers and effectuates all financial transactions between the Company, as broker or dealer, and its customers through one or more bank accounts, each designated as "Special Account for the Exclusive Benefit or customers of Hugo Marx & Co., Inc.

See accountants' report and notes to the financial statements.

Hugo Marx & Co., Inc.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS

July 31, 2013

The firm of Hugo Marx & Co., Inc. is exempt from SEC Rule 15c3-3 under section K(1) due to limited business (mutual funds and /or variable annuities only).

See accountants' report and notes to the financial statements.

Byrd, Smalley
& Adams, P.C.
Certified Public Accountants & Consultants

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street S.E.
Post Office Box 2179
Decatur, AL 35602-2179

www.byrdsmalley.com

Timothy A. Smalley, CPA
John R. Adams, CPA

Larry O. Byrd, CPA
Kerry A. Burroughs, CPA
Daphne L. Baker, CPA
Shannon C. Dunaway, CPA
Lisa A. Nuss, CPA
James B. Cole, CPA

Independent Accountants' Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Hugo Marx & Company, Inc.
Birmingham, Alabama

In accordance with Rule 17a5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended July 31, 2013, which were agreed to by Hugo Marx & Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Hugo Marx & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Hugo Marx & Co., Inc.'s management is responsible for the Hugo Marx & Co, Inc.'s compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended July 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended July 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Byrd, Smalley & Adams, P.C.

Decatur, Alabama
September 26, 2013

Byrd, Smalley
& Adams, P.C.
Certified Public Accountants & Consultants

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street S.E.
Post Office Box 2179
Decatur, AL 35602-2179

www.byrdsmalley.com

Timothy A. Smalley, CPA
John R. Adams, CPA
Larry O. Byrd, CPA
Kerry A. Burroughs, CPA
Daphne L. Baker, CPA
Shannon C. Dunaway, CPA
Lisa A. Nuss, CPA
James B. Cole, CPA

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17A-5(G)(1) for a Broker Dealer Claiming an Exemption From SEC Rule 15(c)(3)-3

Board of Directors
Hugo Marx & Co., Inc.
Birmingham, Alabama

In planning and performing our audit of the financial statements of Hugo Marx & Co, Inc., as of and for the year ended July 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charge with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statement of Hugo Marx & Co., Inc.; as of and for the year ended July 31, 2013. Due to the limited size of the Company's administrative staff, there is an overall lack of segregation of duties.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at July 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should

Byrd, Smalley & Adams, P.C.

Decatur, Alabama
September 26, 2013